Exhibit (a)(1)(A)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
PFSweb, Inc.
at
$7.50 Per Share
by
Peregrine MergerSub I, Inc.
a wholly owned subsidiary of
GXO Logistics, Inc.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 20, 2023, UNLESS THE OFFER IS
EXTENDED OR EARLIER TERMINATED.
Peregrine MergerSub I, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (which we refer to as “Parent” or “GXO”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PFSweb, Inc., a Delaware corporation (which we refer to as “PFSweb”), at a purchase price of $7.50 per Share, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 13, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and PFSweb. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into PFSweb with PFSweb surviving that merger (the “Merger”) as a wholly owned subsidiary of Parent (which we refer to as the “Surviving Corporation”) as soon as practicable following the consummation of the Offer and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned by Parent, Merger Sub or PFSweb (as treasury stock or otherwise and including Shares accepted for payment by Merger Sub pursuant to the Offer), or any of their direct or indirect wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist or (ii) held by any stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares) will be automatically cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, PFSweb will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn as of immediately prior to 12:00 midnight, New York City time, on October 20, 2023 (the “Expiration Time,” unless Merger Sub has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended by Merger Sub, expires), together with all the Shares then owned by Parent and Merger Sub, represents one more Share than fifty percent (50%) of the Shares then outstanding. The “Regulatory Condition” requires that, as of immediately prior to any then scheduled expiration of the Offer, the waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) will have expired or been terminated. The “Governmental Entity Condition” requires that there be no order, writ, assessment, decision, injunction, decree, ruling, judgment, law, statute, ordinance, rule, regulation, code, or legally enforceable requirements enacted, issued, promulgated, enforced or entered by any governmental entity having jurisdiction over any party to the Merger Agreement, whether temporary, preliminary, or permanent, which has the effect of making illegal, enjoining or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”
The board of directors of PFSweb has unanimously (a) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of PFSweb and its stockholders; (b) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (c) approved and declared advisable the Offer, the Merger, and the other transactions contemplated thereby; (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in the Merger Agreement, be consummated as soon as practicable following the consummation of the Offer; and (e) resolved to recommend that the stockholders of PFSweb accept the Offer and tender their Shares in the Offer.
Consummation of the Offer is not subject to any financing condition. A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.
September 21, 2023

IMPORTANT
If you desire to tender all or any of your Shares prior to the expiration of the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee in order to tender your Shares.
* * * * *
Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.
The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.
The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 820-2415
Email: pfsw@dfking.com

i

SUMMARY TERM SHEET
The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Merger Sub have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning PFSweb contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Merger Sub by PFSweb or has been taken from or is based upon publicly available documents or records of PFSweb on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.
Securities Sought	All of the issued and outstanding shares of Common Stock, par value $0.001 per share, of PFSweb (the “Shares”).
Price Offered Per Share	$7.50 per Share, in cash, without interest and less any applicable withholding taxes (the “Offer Price”).
Scheduled Expiration of Offer	12:00 midnight, New York City time, on October 20, 2023, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”
Purchaser Entity	Peregrine MergerSub I, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of GXO Logistics, Inc. (“Parent”), a Delaware corporation.
Who is offering to purchase my shares?
Peregrine MergerSub I, Inc., or “Merger Sub,” a wholly owned subsidiary of GXO Logistics, Inc., or “Parent,” is offering to purchase for cash, subject to the conditions described in this Offer to Purchase, including the satisfaction of the Minimum Tender Condition, all of the outstanding Shares. Merger Sub is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Merger Sub will be merged with and into PFSweb. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” or “GXO” to refer to GXO Logistics, Inc. alone, the term “Merger Sub” to refer to Peregrine MergerSub I, Inc. alone and the terms “PFSweb” and the “Company” to refer to PFSweb, Inc. alone.
What are the classes and amounts of securities sought in the Offer?
We are offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of PFSweb on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of PFSweb Common Stock.
See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire control of, and the entire equity interest in, PFSweb. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends to cause Merger Sub to consummate the Merger as soon as practicable following the consummation of the Offer. Upon consummation of the Merger (as described below), PFSweb would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.
How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $7.50 per Share, in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”
Is there an agreement governing the Offer?
Yes. Parent, Merger Sub and PFSweb have entered into an Agreement and Plan of Merger, dated as of September 13, 2023 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into PFSweb (the “Merger”). If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of PFSweb pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).
See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”
Will you have the financial resources to make payment?
Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Merger Sub to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding in-the-money stock options, deferred stock unit awards and other stock-based awards is approximately $181 million, plus related fees and expenses. Parent and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Parent nor Merger Sub has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.
See Section 9 — “Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to any financing condition;
•
Parent and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand, sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).
How long do I have to decide whether to tender my Shares in the Offer?
You will have until 12:00 midnight, New York City time, on October 20, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.
Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?
Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Time, but we will not be required to extend the Offer beyond December 31, 2023, which is referred to as the “Outside Date.”
We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub (i) must extend the Offer as required by applicable law or any interpretation or position of the SEC, the staff thereof, or the Nasdaq Capital Market applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and (ii) may, in its discretion, extend the Offer on one or more occasions for any period, if as of the then-scheduled expiration time any of the Offer Conditions is not satisfied and has not been waived by Merger Sub or Parent (to the extent waivable by Merger Sub or Parent), to permit such condition or conditions to be satisfied or waived. However, Merger Sub is not required to extend the Offer beyond the Outside Date or at any time that Parent or Merger Sub is permitted to terminate the Merger Agreement in accordance with its terms. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw the tender of) your Shares.
See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.
See Section 1 — “Terms of the Offer.”
What are the conditions to the Offer?
The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):
•
there have been validly tendered prior to the Expiration Time and not validly withdrawn (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that number of Shares which, together with all of the Shares (if any) beneficially owned by Parent and Merger Sub, represents one more Share than fifty percent (50%) of the Shares then outstanding (the “Minimum Tender Condition”);

•
no governmental entity having jurisdiction over any party to the Merger Agreement has enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement (the “Governmental Entity Condition”);

•
immediately prior to any then scheduled expiration of the Offer, the waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger, and the other transactions contemplated under the Merger Agreement under the HSR Act has expired or been terminated (the “Regulatory Condition”);

•
the accuracy of representations and warranties made by PFSweb in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions of the Offer” (the “Representations Condition”);

•
PFSweb’s performance or compliance in all material respects with all of its covenants, agreements, and other obligations pursuant to the Merger Agreement to be performed or complied with on or prior to the Offer Closing (the “Covenants Condition”);

•	the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect that is continuing as of any expiration of the Offer (the “No Company Material Adverse Effect Condition”);

•
the receipt by Parent and Merger Sub of a certificate from an executive officer of PFSweb, dated the date of the expiration of the Offer, certifying to the effect that the Representations Condition, the Covenants Condition and the No Company Material Adverse Effect Condition have been satisfied; and

•	the Merger Agreement has not been validly terminated in accordance with its terms.
The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.
Parent and Merger Sub expressly reserve the right (in their discretion) to waive, in whole or in part, any Offer Condition (other than the Minimum Tender Condition), or to increase the Offer Price or make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement and that are not adverse to the holders of Shares in their capacities as such. Except as set forth in the immediately foregoing sentence, Parent and Merger Sub agree not to make any changes to the Minimum Tender Condition or any of the other Offer Conditions in any manner that is adverse to the holders of Shares in their capacities as such without the prior written consent of PFSweb. See Section 15 — “Conditions of the Offer.”
How do I tender my Shares?
If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in either case, no later than the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.
We are not providing for guaranteed delivery procedures. Therefore, PFSweb stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than the Expiration Time. In addition, for PFSweb stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to the Expiration Time. PFSweb stockholders must tender their Shares in accordance with the procedures set forth in this document. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time prior to the Expiration Time. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), Shares may also be withdrawn at any time after November 20, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for payment the Shares validly tendered in the Offer.
See Section 4 — “Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.
See Section 4 — “Withdrawal Rights.”

What does the PFSweb board of directors think of the Offer?
The board of directors of PFSweb (which we refer to as the “PFSweb Board”) has unanimously (a) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of PFSweb and its stockholders; (b) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (c) approved and declared advisable the Offer, the Merger, and the other transactions contemplated thereby; (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in the Merger Agreement, be consummated as soon as practicable following the consummation of the Offer; and (e) resolved to recommend that the stockholders of PFSweb accept the Offer and tender their Shares in the Offer.
See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with PFSweb.” We expect that a more complete description of the reasons for the PFSweb Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by PFSweb and filed with the SEC and mailed to all PFSweb stockholders.
If the Offer is consummated, will PFSweb continue as a public company?
No. As soon as practicable following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.
See Section 13 — “Certain Effects of the Offer.”
Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?
If we complete the Offer and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, satisfies the Minimum Tender Condition, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of PFSweb pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.
Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, stockholders of PFSweb (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under the DGCL, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).
See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for PFSweb — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”
What is the market value of my Shares as of a recent date?
On September 13, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $5.01. On September 20, 2023, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $7.42. The Offer Price represents a 49.7% premium over the September 13, 2023 closing stock price and a 43.0% premium over the July 2, 2021 closing stock price of $4.27 (which price is adjusted by and in accordance with the adjustment procedures of Bloomberg), which was the last trading day prior to PFSweb’s release of a press release that PFSweb had engaged a financial advisor to explore strategic alternatives.
See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?
No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except as otherwise set forth in the Merger Agreement, without the prior written consent of Parent, PFSweb will not declare, set aside, or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of any PFSweb securities (including the Shares).
See Section 6 — “Price Range of Shares; Dividends.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.
See Section 17 — “Appraisal Rights.”
What will happen to my stock options in the Offer?
Pursuant to the Merger Agreement and effective as of the Effective Time, each stock option to purchase Shares that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of Shares then underlying such stock option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such stock option. If the exercise price of any such stock option is equal to or greater than the Merger Consideration, such stock option will be cancelled for no consideration.
See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”
What will happen to my deferred stock units in the Offer?
Pursuant to the Merger Agreement and effective as of the Effective Time, each deferred stock unit award in respect of Shares that is outstanding as of immediately prior to the Effective Time, whether or not vested, shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of Shares then underlying such deferred stock unit award multiplied by (ii) the Merger Consideration.
See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”
What will happen to my other stock-based awards in the Offer?
Pursuant to the Merger Agreement and effective as of the Effective Time, each other stock-based award (including each restricted stock unit award and each performance-based restricted stock unit award) in respect of Shares that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the number of Shares determined to be earned underlying such award multiplied by (ii) the Merger Consideration. The number of Shares underlying each other stock-based award that is subject to performance-based vesting conditions will be determined by measuring the level of achievement of the applicable performance goals in accordance with the provisions of the applicable award agreements.
See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”
What are the material United States federal income tax consequences of the Offer and the Merger?
The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.
Who should I call if I have questions about the Offer?
You may call D.F. King & Co., Inc. Toll-Free at (800) 820-2415. Banks and brokers may call collect at (212) 269-5550. D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
To the Holders of Shares of Common Stock of PFSweb, Inc.:
Peregrine MergerSub I, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (which we refer to as “Parent” or “GXO”), is offering to purchase for cash all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of PFSweb, Inc., a Delaware corporation (which we refer to as “PFSweb”), at a purchase price of $7.50 per Share, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).
We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of September 13, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and PFSweb. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into PFSweb with PFSweb surviving that merger (the “Merger”) as a wholly owned subsidiary of Parent (which we refer to as the “Surviving Corporation”) as soon as practicable following the consummation of the Offer and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned by Parent, Merger Sub or PFSweb (as treasury stock or otherwise and including Shares accepted for payment by Merger Sub pursuant to the Offer), or any of their direct or indirect wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist or (ii) held by any stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares) will be automatically cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, PFSweb will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn as of immediately prior to 12:00 midnight, New York City time, on October 20, 2023 (the “Expiration Time,” unless Merger Sub has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended by Merger Sub, expires), together with all the Shares then owned by Parent and Merger Sub, represents one more Share than fifty percent (50%) of the Shares then outstanding. The “Regulatory Condition” requires that the waiting period applicable to the consummation of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) will have expired or been terminated. The “Governmental Entity Condition” requires that there be no order, writ, assessment, decision, injunction, decree, ruling, judgment, law, statute, ordinance, rule, regulation, code, or legally enforceable requires enacted, issued, promulgated, enforced or entered by any governmental entity having jurisdiction over any party to the Merger Agreement, whether temporary, preliminary, or permanent, which has the effect of making illegal, enjoining or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The PFSweb Board has unanimously (a) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of PFSweb and its stockholders; (b) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (c) approved and declared advisable the Offer, the Merger, and the other transactions contemplated thereby; (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in the Merger Agreement, be consummated as soon as practicable following the consummation of the Offer; and (e) resolved to recommend that the stockholders of PFSweb accept the Offer and tender their Shares in the Offer.
A more complete description of the PFSweb Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of PFSweb (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished by PFSweb to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Reasons for the Recommendation.”
PFSweb has advised Parent that, as of September 20, 2023, there were 22,760,530 Shares outstanding.
Pursuant to the Merger Agreement, the directors and officers of the Surviving Corporation from and after the Effective Time will be the directors and officers of Merger Sub immediately prior to the Effective Time, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation
This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and Merger Sub consummates the Offer, Merger Sub will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of PFSweb.
Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”
Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of PFSweb will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER
1.	Terms of the Offer.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will (and Parent will cause Merger Sub to) accept and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights,” as promptly as practicable after the Expiration Time (but no later than three (3) business days after the date of the Expiration Time).
Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the Regulatory Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Conditions of the Offer.”
Subject to the respective rights of Parent, Merger Sub and PFSweb to terminate the Merger Agreement in accordance with its terms, (i) Merger Sub may, in its discretion, extend the Offer on one or more occasions for any period, if as of the then-scheduled Expiration Time any of the Offer Conditions is not satisfied and has not been waived by Merger Sub or Parent (to the extent waivable by Merger Sub or Parent), to permit such condition or conditions to be satisfied or waived; and (ii) Merger Sub must extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act have expired or been terminated (provided that in no event will Parent or Merger Sub be required to extend the Offer: (A) beyond December 31, 2023, which is referred to as the Outside Date or (B) at any time that Parent or Merger Sub is permitted to terminate the Merger Agreement).
Parent and Merger Sub expressly reserve the right (in their discretion) to waive, in whole or in part, any Offer Condition (other than the Minimum Tender Condition), or to increase the Offer Price or make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement and that are not adverse to the holders of Shares in their capacities as such. Except as set forth in the immediately foregoing sentence, Parent and Merger Sub agree not to make any changes to the Minimum Tender Condition or any of the other Offer Conditions in any manner that is adverse to the holders of Shares in their capacities as such without the prior written consent of PFSweb. See Section 15 — “Conditions of the Offer.”
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.
If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.
There will not be a subsequent offering period for the Offer.
We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”
As soon as practicable following the consummation of the Offer, in accordance with the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions, we will complete the Merger without a vote of the stockholders of PFSweb pursuant to Section 251(h) of the DGCL.
PFSweb has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of PFSweb and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares.
Subject to the prior satisfaction of the Minimum Tender Condition and the satisfaction, or waiver by Parent or Merger Sub (to the extent permitted by law), of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” Merger Sub will, and Parent will cause Merger Sub to, accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (but no later than three (3) business days after the date of the Expiration Time).
Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered prior to the Expiration Time and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.
If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.
3.	Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.
No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, PFSweb stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than the Expiration Time. In addition, for PFSweb stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to the Expiration Time. PFSweb stockholders must tender their Shares in accordance with the procedures set forth in this document. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents

Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.
Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.
Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of PFSweb’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of PFSweb’s stockholders.
Information Reporting and Backup Withholding. Payments made to stockholders of PFSweb in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are U.S. Holders (as defined in Section 5 — “Certain United States Federal Income Tax Consequences.”) that do not otherwise establish an exemption should properly complete, execute and return an Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (“TIN”) provided in the IRS Form W-9 is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not U.S. Holders (as defined in Section 5 — “Certain United States Federal Income Tax Consequences.”) should submit a properly completed and executed applicable IRS Form W-8, which may be obtained online from www.irs.gov, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. Failure to provide the correct information on IRS Form W-9 or the applicable IRS Form W-8 may subject the applicable stockholder to backup withholding on payments made with respect to Shares surrendered, as well as penalties imposed by the IRS.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.
4.	Withdrawal Rights.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after November 20, 2023, which is the 60th day after the date of the commencement of the Offer.
For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such decision in a court of competent jurisdiction. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.
The following is a general discussion of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.
The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and other financial institutions, insurance companies, tax-exempt organizations (including private foundations), retirement plans, holders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that use the mark-to-market method of accounting with respect to their securities, holders who are required to recognize income or gain with respect to the Offer no later than such income or gain is required to be reported on an appliable financial statement under Section 451(b) of the Code, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, holders holding Shares that are part of a straddle, hedging, constructive sale, conversion transaction or other integrated transaction, holders who receive cash pursuant to the exercise of appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options, or otherwise as compensation).
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to holders who are not U.S. Holders.
If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities or arrangements treated as partnerships for United States federal income tax purposes that hold Shares and persons treated as partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.
Because individual circumstances may differ, each holder is urged to consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. If a U.S. Holder acquired Shares by purchase, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, less any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one (1) year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.
If a U.S. Holder acquired different blocks of Shares at different times and/or different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.
A U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”
THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND CHANGES IN ANY LAWS. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.
6.	Price Range of Shares; Dividends.
The Shares currently trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PFSW.” PFSweb advised Parent that, as of September 20, 2023, there were 22,760,530 Shares outstanding and 1,691,957 Shares reserved for issuance pursuant to PFSweb equity awards granted under PFSweb stock plans, consisting of 298,662 Shares issuable pursuant to Options, 573,577 Shares underlying outstanding deferred stock unit awards, and 819,718 Shares underlying outstanding other stock-based awards (assuming for this purpose that all applicable performance goals are achieved at actual performance levels).
The following table sets forth, for the periods indicated, the high and low sale prices per Share (as adjusted by and in accordance with the adjustment procedures of Bloomberg) for each quarterly period within the two preceding fiscal years, as reported on Bloomberg, and the quarterly cash dividends declared per share for each such quarterly period.
	High	Low	Cash Dividends Declared
Year Ended December 31, 2021
First Quarter	$4.68	$3.60	$—
Second Quarter	4.72	3.65	—
Third Quarter	7.60	4.25	—
Fourth Quarter	7.79	6.90	—
Year Ended December 31, 2022
First Quarter	$7.26	$6.26	$—
Second Quarter	7.30	6.26	—
Third Quarter	6.64	5.00	—
Fourth Quarter	6.29	5.01	4.50
Year Ended December 31, 2023
First Quarter	$7.22	$3.97	$—
Second Quarter	4.82	3.95	—
Third Quarter (through September 20, 2023)	7.44	4.44	—

On September 13, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $5.01. On September 20, 2023, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $7.42. The Offer Price represents a 49.7% premium over the September 13, 2023 closing stock price and a 43.0% premium over the July 2, 2021 closing stock price of $4.27 (which price is adjusted by and in accordance with the adjustment procedures of Bloomberg), which was the last trading day prior to PFSweb’s release of a press release that PFSweb had engaged a financial advisor to explore strategic alternatives.
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except as otherwise set forth in the Merger Agreement, without the prior written consent of Parent, PFSweb will not declare, set aside, or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of any PFSweb securities (including the Shares).
7.	Certain Information Concerning PFSweb.
Except as specifically set forth herein, the information concerning PFSweb contained in this Offer to Purchase has been taken from or is based upon information furnished by PFSweb or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to PFSweb’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning PFSweb, whether furnished by PFSweb or contained in such documents and records, or for any failure by PFSweb to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.
General. PFSweb was incorporated as a Delaware corporation in June 1999. PFSweb’s principal offices are located at 4455 Regent Blvd, Irving, Texas 75063, and its telephone number is (972) 881-2900. The following description of PFSweb and its business has been taken from PFSweb’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and is qualified in its entirety by reference to such Form 10-K.
PFSweb is a premier eCommerce order fulfillment provider for consumer branded manufacturers, internet retailers, and distributors, bringing together technologies, systems and people to create exceptional post-click customer experiences that drive revenue and maximize the impact of its clients’ brands. PFSweb provides services to support or improve the physical, post-click experience, such as logistics and fulfillment, transportation management, customer care, and order-to-cash services including distributed order orchestration and payment services. PFSweb offers its services on an à la carte basis or as a bundled solution. In addition to services provided from PFSweb’s own operating facilities, PFSweb provides proprietary technology enablement products through RetailConnect from client owned/operated locations to facilitate multi-node, omni-channel and in-store retail commerce. PFSweb’s clients utilize PFSweb’s services to optimize their customer experiences and enhance their traditional and online business channels. The services PFSweb offers are primarily organized into the following categories: order fulfillment; fulfillment-as-a-service; order to cash (order management as a service); and customer care.
Available Information. The Shares are registered under the Exchange Act. Accordingly, PFSweb is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning PFSweb’s directors and officers, their remuneration, stock options, deferred stock units, and other stock-based awards (including restricted stock unit awards and performance-based restricted stock unit awards) granted to them, the principal holders of PFSweb’s securities, any material interests of such persons in transactions with PFSweb and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on July 17, 2023 and distributed to PFSweb’s stockholders on July 17, 2023. Copies of such reports, proxy statements and other information may be obtained at the website maintained by the SEC at www.sec.gov.
8.	Certain Information Concerning Parent and Merger Sub.
Parent and Merger Sub. Parent was incorporated in Delaware in March 2021. Parent is the largest pure-play contract logistics provider in the world, and a foremost innovator in an industry propelled by strong secular tailwinds. Parent provides customers with high-value-add warehousing and distribution, order fulfillment,

e-commerce, reverse logistics and other supply chain services differentiated by Parent’s ability to deliver technology-enabled, customized solutions at scale. Parent’s revenue is diversified among over one thousand customers, including many multinational corporations, across numerous verticals. Parent’s customers are reliant on Parent’s ability to move their goods with high efficiency through their supply chains — from the moment inbound goods arrive at Parent’s logistics sites, through fulfillment and distribution, and the management of returned products. Parent’s customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.
Merger Sub is a Delaware corporation formed on September 6, 2023 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and PFSweb will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Merger Sub is a wholly owned subsidiary of Parent.
Parent’s principal executive offices, which is also Merger Sub’s principal business address, are located at Two American Lane, Greenwich, Connecticut 06831. Its telephone number at this location is (203) 489-1287.
The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Merger Sub are listed in Schedule I to this Offer to Purchase.
During the last five (5) years, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Merger Sub or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons or entities referred to in Schedule I to this Offer to Purchase nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of PFSweb (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).
Except as set forth in this Offer to Purchase, none of Merger Sub or Parent or, to the best knowledge of Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with PFSweb or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and PFSweb or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, may be obtained at the website maintained by the SEC at www.sec.gov.
9.	Source and Amount of Funds.
The Offer is not subject to a financing condition. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.
Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and the Merger and to provide funding for the payment in respect of outstanding in-the-money stock options, deferred stock unit awards and other stock-based awards is approximately $181 million, plus related fees and expenses.
Parent and Merger Sub currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Parent nor Merger Sub has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.
10.	Background of the Offer; Past Contacts or Negotiations with PFSweb.
The information set forth below regarding PFSweb not involving Parent or Merger Sub was provided by PFSweb, and none of Parent, Merger Sub or any of their respective affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Merger Sub or any of their respective affiliates or representatives participated.
Background of the Offer
The following chronology summarizes the key meetings and events between representatives of Parent and representatives of PFSweb that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Parent and PFSweb. For a review of PFSweb’s additional activities relating to the background of the transaction and these contacts, please refer to PFSweb’s Schedule 14D-9 that will be filed with the SEC and mailed to PFSweb stockholders.
During 2021, representatives of PFSweb and Parent discussed on a preliminary basis a potential transaction between the two companies, in furtherance of the strategic alternatives outreach that PFSweb was conducting.
On August 13, 2021, PFSweb and Parent entered into a non-disclosure agreement, following which certain business and financial information about PFSweb was provided to Parent.
On September 24, 2021, management of PFSweb held an introductory meeting with management of Parent to share additional insights on PFSweb.
Between October 2022 and November 2022, Parent and Raymond James & Associates, Inc., PFSweb’s financial advisor (“Raymond James”), discussed a proposed transaction between PFSweb and Parent, including due diligence, restructuring initiatives and PFSweb’s last twelve months financial performance through the third quarter of 2022.
On November 16, 2022, certain members of PFSweb’s senior management and certain members of Parent’s senior management met in Irving, Texas, to discuss a proposed transaction between the two companies.
During December 2022, certain members of PFSweb’s senior management, certain members of Parent’s senior management and Raymond James met on separate occasions and discussed updates, pipeline activity and cost restructuring initiatives.
During April 2023, certain members of PFSweb’s senior management, certain members of Parent’s senior management and Raymond James met on separate occasions and discussed Parent’s continued interest in a potential transaction, quality of earnings, first quarter business updates and questions concerning PFSweb.

During May 2023, certain members of PFSweb’s senior management, certain members of Parent’s senior management and Raymond James met to discuss Parent’s interest in a transaction, updates on the process, standstill obligations, due diligence, and questions concerning PFSweb.
During June 2023, PFSweb conducted a virtual management meeting with Parent (including a facility tour with Parent in Las Vegas, Nevada).
During July 2023, certain members of PFSweb’s senior management, certain members of Parent’s senior management, FisherBroyles LLP, legal counsel to PFSweb (“FisherBroyles”), Raymond James and Goldman Sachs & Co. LLC, Parent’s financial advisor (“Goldman Sachs”), met on separate occasions and discussed Parent’s continued interest in a transaction, clarifications on diluted shares count, status of financing, increasing bid amounts, tax, information technology, human resources and other due diligence matters, and organizational planning. During this time, certain members of PFSweb’s management and Raymond James met on various occasions with Parent in Memphis, Tennessee, and Irving, Texas, with respect to a transaction and to conduct management interviews.
On July 7, 2023, Parent submitted to PFSweb a non-binding, preliminary indication of interest to acquire 100% of the Shares at a purchase price in the range of $6.50 to $7.00 per Share in cash.
On July 8, 2023, at the request of PFSweb, Parent submitted an updated, non-binding, preliminary indication of interest that reflected revised valuation assumptions which were calculated based on updated share count information provided by PFSweb’s representatives to Parent. Thereafter, PFSweb provided Parent and its representatives with access to due diligence material via a virtual data room and facilitated diligence meetings between representatives of PFSweb and representatives of Parent on various topics.
On July 31, 2023, Parent submitted to PFSweb a non-binding indication of interest to acquire 100% of the Shares at a purchase price of $6.80 per Share in cash. Parent’s July 31, 2023 letter requested exclusivity. Following the submission of the July 31, 2023 letter, certain members of PFSweb’s senior management, certain members of Parent’s senior management, Raymond James and Goldman Sachs met and discussed Parent’s continued interest in a transaction, Parent’s bid amount, Parent’s request for exclusivity, various due diligence matters and timing for Parent’s completion of due diligence.
On August 2, 2023, Parent submitted to PFSweb a non-binding indication of interest to acquire 100% of the Shares at a purchase price of $7.00 per Share, in cash. Parent’s August 2, 2023 letter included a request for exclusivity.
On August 4, 2023, Parent submitted to PFSweb an unsolicited, non-binding offer to acquire the Shares for $7.30 per Share, in cash. PFSweb notified Parent on August 7, 2023 that it was under an obligation of exclusivity with another party.
On August 23, 2023, Parent submitted to PFSweb an unsolicited, non-binding proposal to acquire 100% of the Shares at a price per Share of $7.50.
On August 24, 2023, Raymond James initiated contact with Parent to inform Parent that PFSweb was no longer subject to exclusivity restrictions. Raymond James instructed Parent to provide a best and final written offer by August 30, 2023, along with a mark-up of a proposed merger agreement.
On August 25, 2023, certain members of PFSweb’s senior management, certain members of Parent’s senior management, Raymond James and Goldman Sachs discussed the need for an offer price without qualifications, due diligence and deadlines for a new letter of intent. FisherBroyles also submitted a draft of a proposed merger agreement to Parent’s counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”).
On August 30, 2023, Parent submitted to PFSweb (i) a new written proposal to acquire 100% of the Shares at a purchase price of $7.50 per Share in cash, (ii) a proposed exclusivity agreement granting Parent exclusivity until 11:59 p.m. Eastern Time on September 13, 2023, and (iii) a mark-up of the proposed merger agreement from Wachtell Lipton.
On August 31, 2023, PFSweb and Parent entered into an exclusivity agreement that provided for a period of exclusive negotiations until 11:59 p.m. Eastern Time on September 13, 2023

Between September 1, 2023 and September 13, 2023, certain members of PFSweb’s senior management, certain members of Parent’s senior management, Raymond James, Goldman Sachs, FisherBroyles and Wachtell Lipton met on various occasions to discuss logistics, negotiate the draft merger agreement, discuss communication plans, and finalize Parent’s financial, tax, employee benefits and other due diligence matters.
On September 13, 2023, the Merger Agreement was entered into by PFSweb, Parent and Merger Sub.
After PFSweb, Parent and Merger Sub had executed and delivered the Merger Agreement, prior to the opening of the markets on September 14, 2023, Parent issued a press release announcing the transaction. The press release is filed as Exhibit (a)(1)(E) to this Offer to Purchase and is hereby incorporated herein by reference.
On September 21, 2023, Merger Sub commenced the Offer pursuant to the terms of the Merger Agreement.
Past Contacts, Transactions, Negotiations and Agreements.
For more information on the Merger Agreement and the other agreements between PFSweb, Parent and Merger Sub and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”
11.	The Merger Agreement; Other Agreements.
Merger Agreement
The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Merger Sub or PFSweb, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by PFSweb to Parent and Merger Sub in connection with the Merger Agreement. The representations and warranties in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Parent or PFSweb. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Offer to Purchase, including in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Merger Sub, PFSweb or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and PFSweb publicly file.
The Offer. The Merger Agreement provides that Merger Sub will (and Parent will cause Merger Sub to) commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement (but no later than September 21, 2023). Merger Sub’s obligation to accept for payment and pay for Shares validly tendered prior to the Expiration Time and not validly withdrawn pursuant to the Offer is subject to the prior satisfaction of the Minimum Tender Condition and the satisfaction, or waiver by Parent or Merger Sub (to the extent permitted by law), of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer” as promptly as practicable after the Expiration Time (but no later than three (3) business days after the date of the Expiration Time). Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
Parent and Merger Sub expressly reserve the right (in their discretion) to waive, in whole or in part, any Offer Condition (other than the Minimum Tender Condition), or to increase the Offer Price or make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement and that are not adverse to the holders of Shares in their capacities as such. Except as set forth in the immediately foregoing sentence, Parent and Merger Sub agree not to make any changes to the Minimum Tender Condition or any of the other Offer Conditions in any manner that is adverse to the holders of Shares in their capacities as such without the prior written consent of PFSweb. See Section 15 — “Conditions of the Offer.”
The Merger Agreement contains provisions to govern the circumstances in which Merger Sub is required or permitted to extend the Offer and in which Parent is required to cause Merger Sub to extend the Offer. Specifically, the Merger Agreement provides that Merger Sub will extend the Offer:
•	as required by applicable law or any interpretation or position of the SEC, the staff thereof, or the Nasdaq Capital Market applicable to the Offer; and
•	until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated.
Additionally, Merger Sub may, in its discretion, extend the Offer on one or more occasions for any period, if as of the then-scheduled expiration time any of the Offer Conditions is not satisfied and has not been waived by Merger Sub or Parent (to the extent waivable by Merger Sub or Parent), to permit such condition or conditions to be satisfied or waived.
However, neither Parent nor Merger Sub are required to extend the Offer beyond the Outside Date or at any time that Parent or Merger Sub is permitted to terminate the Merger Agreement in accordance with its terms.
Merger Sub will not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of PFSweb except in the event that the Merger Agreement is terminated pursuant to its terms. If the Offer is terminated or withdrawn by Merger Sub, or the Merger Agreement is terminated pursuant to its terms, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub will promptly return, and will cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.
The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into PFSweb, and the separate existence of Merger Sub will cease, and PFSweb will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Merger Sub and PFSweb have agreed that the Merger will become effective as soon as practicable following the consummation of the Offer without a meeting of PFSweb’s stockholders in accordance with Section 251(h) of the DGCL.
The certificate of incorporation of the Surviving Corporation at the Effective Time will be amended and restated in its entirety to read as set forth on Exhibit A to the Merger Agreement. The bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that references to Merger Sub’s name will be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation, and applicable law.
The obligations of PFSweb, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:
•	Merger Sub must have accepted for payment all Shares validly tendered prior to the Expiration Time and not validly withdrawn pursuant to the Offer; and
•
there is no law or order, injunction or decree enacted, issued, promulgated, enforced, or entered, whether temporary, preliminary, or permanent, that makes illegal, enjoins, or otherwise prohibits consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares that are (i) owned by PFSweb, Parent or Merger Sub (whether as treasury stock or otherwise and including Shares accepted for payment by Merger Sub pursuant to the Offer) or any of their respective direct or indirect wholly-owned subsidiaries, in each case, which will automatically be cancelled and retired and will cease to exist, without consideration therefor, and (ii) held by a holder who exercises appraisal rights in accordance with the DGCL with respect to the Shares) will be converted into the right to receive the Offer Price, in cash without interest and less any applicable withholding taxes (the “Merger Consideration”).
Each share of Merger Sub’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.
The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.
Treatment of Equity Awards. Pursuant to the Merger Agreement and effective as of the Effective Time:
•
Each stock option to purchase Shares that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of Shares then underlying such stock option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such stock option. If the exercise price of any such stock option is equal to or greater than the Merger Consideration, such stock option will be cancelled for no consideration.

•
Each deferred stock unit award in respect of Shares that is outstanding as of immediately prior to the Effective Time, whether or not vested, shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of Shares then underlying such deferred stock unit award multiplied by (ii) the Merger Consideration.

•
Each other stock-based award in respect of Shares (including each restricted stock unit award and each performance-based restricted stock unit award) that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the number of Shares determined to be earned underlying such other stock-based award multiplied by (ii) the Merger Consideration. The number of Shares underlying each other stock-based award that is subject to performance-based vesting conditions will be determined by measuring the level of achievement of the applicable performance goals in accordance with the provisions of the applicable award agreements.

Representations and Warranties.
In the Merger Agreement, PFSweb has made representations and warranties to Parent and Merger Sub with respect to, among other things:
•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	capitalization;
•	subsidiaries;
•	required consents and approvals, and no violations of laws, organizational documents or contracts;
•	financial statements and SEC filings;
•	disclosure controls and procedures, internal controls over financial reporting, off-balance sheet arrangements and Sarbanes-Oxley and Nasdaq compliance;
•	the absence of undisclosed liabilities;
•	the absence of certain changes or events;

•	taxes;
•	real property;
•	intellectual property;
•	material contracts;
•	the absence of litigation;
•	environmental matters;
•	employee benefit matters;
•	compliance with laws;
•	compliance, permits and regulatory matters;
•	anti-corruption and OFAC matters;
•	labor matters;
•	related person transactions;
•	the opinion of its financial advisor;
•	state takeover laws;
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;
•	brokers; and
•	insurance.
Some of the representations and warranties in the Merger Agreement made by PFSweb are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise) or assets of PFSweb and its subsidiaries, taken as a whole; or (b) the ability of PFSweb to consummate the transactions contemplated by the Merger Agreement on a timely basis. A Company Material Adverse Effect pursuant to the foregoing clause (a) does not include any event, circumstance, development, occurrence, fact, condition, effect or change (alone or in combination) arising out of, relating to or resulting from any of the following:
(i)	changes generally affecting the economy, financial or securities markets, or political conditions;
(ii)
the execution, delivery, announcement, or pendency of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, of PFSweb and its subsidiaries with employees, suppliers, customers, governmental entities, or other third persons;

(iii)	any changes in applicable law or generally accepted accounting principles or other applicable accounting standards, including interpretations thereof;
(iv)	acts of war, sabotage, or terrorism, or military actions, or the escalation thereof;
(v)	natural disasters, epidemics, pandemics (including the COVID-19 virus and any variation thereof), or other force majeure events;
(vi)	general conditions in the industry in which PFSweb and its subsidiaries operate;
(vii)
any failure, in and of itself, by PFSweb to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period;

(viii)	any change, in and of itself, in the market price or trading volume of PFSweb’s securities or in its credit ratings; or
(ix)	actions taken as required or specifically permitted by the Merger Agreement, PFSweb’s confidential disclosure letter or actions or omissions taken with Parent’s consent.

except that any event, circumstance, development, occurrence, fact, condition, effect or change referred to in the foregoing clauses (i), (iii), (iv), (v), or (vi) will be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on PFSweb and its subsidiaries, taken as a whole, compared to other participants in the industries in which PFSweb and its subsidiaries conduct their businesses.
In the Merger Agreement, Parent and Merger Sub have made representations and warranties to PFSweb with respect to:
•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	required consents and approvals, and no violations of laws, governance documents or contracts;
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;
•	financial capability;
•	ownership of securities of PFSweb;
•	absence of litigation;
•	ownership of Shares;
•	operations of Merger Sub; and
•	brokers.
Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or the ability of Parent or Merger Sub to consummate the Offer or the Merger.
None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.
Conduct of Business Pending the Merger. PFSweb has agreed that, from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, as disclosed prior to execution of the Merger Agreement in PFSweb’s confidential disclosure letter, as required by applicable law, or with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned, or delayed), PFSweb will use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, and, to the extent consistent therewith, PFSweb will, and will cause each of its subsidiaries to, use commercially reasonable efforts to preserve substantially intact its and its subsidiaries’ business organization, to keep available the services of its and its subsidiaries’ executive officers and key employees, and to preserve its and its subsidiaries’ present relationships with material customers, suppliers, distributors, licensors, licensees, and other persons having business relationships with it.
PFSweb has further agreed that, from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, as disclosed prior to execution of the Merger Agreement in PFSweb’s confidential disclosure letter, or as required by applicable law, PFSweb will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned, or delayed), among other things and subject to specified exceptions (including specified ordinary course exceptions):
•	amend or propose to amend its organizational documents;
•
(i) split, combine, or reclassify any securities of PFSweb or its subsidiaries, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any securities of PFSweb or its subsidiaries, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends from PFSweb’s direct or indirect wholly-owned subsidiaries to PFSweb or its other direct or indirect wholly-owned subsidiaries);

•
issue, sell, pledge, dispose of, or encumber any securities of PFSweb or its subsidiaries, other than the issuance of Shares upon the exercise of any Company Equity Award outstanding as of the date of the Merger Agreement in accordance with its terms;

•
acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof, or any other material assets, or make any loans, advances, or capital contributions to or investments in any person;

•
incur or otherwise become liable for or modify in any material respect the terms of any indebtedness, or issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of PFSweb or any of its subsidiaries or guarantee any debt securities of another person;

•
(i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any lien (other than a permitted lien), any assets of PFSweb; provided, that the foregoing does not prohibit PFSweb from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under PFSweb intellectual property to customers of PFSweb, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•	enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any material contracts or leases;
•
institute, settle, or compromise any legal actions other than settlements involving solely the payment monetary damages (and no other remedy) by PFSweb not exceeding $500,000 and not involving any admission of wrong-doing by PFSweb or any of its affiliates;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;
•
generally take any action to exempt any person from, or make any acquisition of securities of PFSweb by any person not subject to, any state takeover statute or similar statute or regulation that applies to PFSweb with respect to a Takeover Proposal or otherwise (except for Parent, Merger Sub or any of their respective subsidiaries or affiliates, or the transactions contemplated by the Merger Agreement);

•
pay or incur any obligation in respect of any brokerage, finder, financial advisor, investment banker or other similar advisor, other than solely pursuant to the agreement made available to Parent and described in the Merger Agreement;

•	fail to maintain in full force and effect the existing material insurance policies of PFSweb and its subsidiaries or to renew or replace such insurance policies with comparable insurance policies;
•
make, change or revoke any material tax election, adopt or change any tax accounting period or any material tax accounting method, amend any material tax return, enter into any closing agreement with a governmental entity with respect to taxes, request any ruling from any governmental entity with respect to taxes, settle any liability for material taxes or any tax claim, audit or assessment relating to any material taxes, agree to an extension or waiver of the statute of limitations with respect to any material taxes (other than automatically granted extensions or waivers) or surrender any right to claim a refund, offset or other reduction of material taxes;

•	adopt or implement or amend any stockholder rights plan or similar arrangement;
•
engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of PFSweb or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•
except as required by the terms of any PFSweb employee plan as in effect on the date of the Merger Agreement, (i) hire any employee with a title of vice president or higher or promote or appoint any employee to a position with a title of vice president or higher, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any PFSweb employees, (iii) enter into, adopt, amend, terminate or formally interpret any employment, bonus, severance or retirement contract or other employee plan, (iv) except as required by the applicable existing employment or equity award agreements as in effect on the date of the Merger Agreement, accelerate the vesting or payment of any award under the PFSweb stock plans or of any other compensation or benefits to any PFSweb employee, (v) except as required by the applicable employment or equity award agreements as in effect on the date of the Merger Agreement, grant any equity or equity-based compensation awards under the PFSweb stock plans or otherwise or grant any bonus, incentive, performance or other compensation plan or arrangement, or (vi) except as provided in the existing employment or equity award agreements, fund (including through a grantor trust) or otherwise secure the payment of any compensation or benefits under any PFSweb employee plan; or
•	agree or commit to do any of the foregoing.
Access to Information. From the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, PFSweb will, and will cause its subsidiaries to, afford to Parent and Parent’s representatives reasonable access, at reasonable times and in a manner as does not unreasonably interfere with the business or operations of PFSweb or any subsidiary thereof, to the officers and employees of PFSweb and its subsidiaries, and PFSweb will, and will cause its subsidiaries to, furnish or make available promptly to Parent such other information concerning the business and properties of PFSweb and its subsidiaries as Parent may reasonably request from time to time. Neither PFSweb nor any of its subsidiaries will be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any law.
Directors’ and Officers’ Indemnification and Insurance. For a period of six (6) years from the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the charter documents of PFSweb and any subsidiary of PFSweb as in effect immediately prior to the Effective Time with respect to acts or omissions by any indemnitee occurring prior to the Effective Time, and will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnitee (provided that all rights to indemnification in respect of any claim made for indemnification within such period will continue until the disposition of such action or resolution of such claim).
PFSweb will obtain, effective as of the Effective Time, “tail” insurance policies with a claims period of six (6) years from the Effective Time with substantially the same coverage and amounts and containing other terms and conditions that are not less advantageous to the indemnitees in the aggregate, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement) at a price not to exceed three hundred percent (300%) of the amount per annum PFSweb paid for director and officer indemnification insurance in its last full fiscal year prior to the date of the Merger Agreement (the “Maximum Premium”); provided further that in the event the annual premium of such insurance exceed the Maximum Premium, PFSweb may obtain as much coverage as is possible for amounts not to exceed the Maximum Premium.
Commercially Reasonable Efforts. PFSweb, Parent and Merger Sub have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, as promptly as reasonably practicable (and in any event no later than the Outside Date), the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, including using commercially reasonable efforts in: (i) the obtaining of all necessary permits, waivers, and actions or nonactions from governmental entities and the making of all necessary registrations, filings, and notifications (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer, the Merger, and to fully carry out the purposes of the Merger Agreement. Each of PFSweb, Parent and Merger Sub agreed to file within ten (10) days of the Merger Agreement any required submissions under the HSR Act and to, as promptly as practicable, make all necessary, proper, or advisable filings under any other antitrust laws. PFSweb (but not Parent or Merger Sub) must use commercially reasonable efforts to contest and resist any action or proceeding challenging the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, or any other agreement contemplated thereby.

Employee Matters. For a period of one year following the Effective Time, Parent has agreed to provide to each continuing employee of PFSweb with an annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided to such employee on the date of execution of the Merger Agreement. With respect to any employee benefit plan maintained by Parent or any of its subsidiaries, excluding any retiree health plans or programs, any defined benefit retirement plans or programs and any equity compensation arrangements (collectively, “Parent Benefit Plans”) in which any continuing employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, Parent will credit all service of the continuing employees as if such service were with Parent, for purposes of eligibility to participate for full or partial years of service in any Parent Benefit Plan in which such continuing employee may be eligible to participate after the Effective Time subject to certain customary exceptions.
Stockholder Litigation. PFSweb has agreed to promptly advise Parent in writing after becoming aware of any legal action commenced, or to PFSweb’s knowledge threatened, against PFSweb or any of its directors by any stockholder or any purported stockholder of PFSweb (on their own behalf or on behalf of PFSweb) relating to the Merger Agreement or the transactions contemplated thereby (including the Offer, the Merger, and the other transactions contemplated thereby), and to keep Parent reasonably informed on a prompt and timely basis regarding any such legal action. PFSweb will: (a) give Parent the opportunity to participate in the defense and settlement of any such stockholder litigation, and no such settlement will be agreed without Parent’s prior written consent, which consent will not be unreasonably withheld or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Corporation and its subsidiaries) or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates (including the Surviving Corporation and its subsidiaries), (b) keep Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any such stockholder litigation, and provide Parent with the opportunity to consult with PFSweb regarding the defense of any such litigation, which advice PFSweb will consider in good faith, and (c) give Parent the right to review and comment on all material filings or responses to be made by PFSweb in connection with any litigation against PFSweb and/or its directors or officers relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
No Solicitation. PFSweb has agreed not to, and agreed to direct and cause its subsidiaries and its and its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors not to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal (as defined below) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to PFSweb’s rights with respect to a Superior Proposal (as set forth below), (i) conduct, continue to engage in or otherwise participate in any discussions or negotiations with, furnish any information relating to PFSweb or any of its subsidiaries to, afford access to the business, properties, assets, books, or records of PFSweb or any of its subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal; (ii) (A) except where the PFSweb Board makes a good faith determination, after consultation with its financial advisor and outside legal counsel, that the failure to do so would reasonably be expected to cause the PFSweb Board’s actions or inactions with respect thereto to be inconsistent with its fiduciary duties to PFSweb’s stockholders under applicable law, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of PFSweb or any of its subsidiaries, in which event PFSweb may take the actions described in this clause solely to the extent necessary to permit a third party to make, on a confidential basis to the PFSweb Board, a Takeover Proposal, conditioned upon such third party agreeing that PFSweb will not be prohibited from providing any information to Parent (including regarding any such Takeover Proposal) in accordance with, and otherwise complying with, the non-solicitation provisions of the Merger Agreement or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal.

Further, PFSweb has agreed (i) except as permitted by the non-solicitation provisions of the Merger Agreement, to cease and to cause its subsidiaries and representatives to cease immediately and cause to be terminated any and all existing activities, discussions, or negotiations with any third party conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal, (ii) as promptly as reasonably practicable (and in any event within two (2) business days) following execution of the Merger Agreement, to request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information previously furnished to any person (other than Parent) that has, within the prior one (1)-year period, made or indicated an intention to make a Takeover Proposal, and (iii) to, and to cause its subsidiaries to, terminate access by any third person who has made or would reasonably be expected to make a Takeover Proposal (other than Parent and its representatives) to any data room (virtual or actual) containing any information of PFSweb or any of its subsidiaries.
Notwithstanding the above limitations, prior to the Offer Closing Date, the PFSweb Board may, directly or indirectly:
(i)
participate in negotiations or discussions with any third party that, after the date of the Merger Agreement, has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and which the PFSweb Board believes in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal;

(ii)
thereafter furnish to such third party information relating to PFSweb or any of its subsidiaries pursuant to an acceptable confidentiality agreement (provided that PFSweb substantially concurrently provides to Parent any non-public information concerning PFSweb or any of its subsidiaries that is provided to any person to the extent access to such information was not previously provided to Parent); and/or

(iii)
following receipt of and on account of a Superior Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, make a Company Adverse Recommendation Change (provided, that in each of the foregoing (i)-(iii), the PFSweb Board may only take such action if (A) the non-solicitation provisions of the Merger Agreement are complied with and (B) the PFSweb Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to cause the PFSweb Board’s actions or inactions with respect thereto to be inconsistent with its fiduciary duties to PFSweb’s stockholders under applicable law).

PFSweb is required to provide prior written notice, at least two (2) business days in advance, if it intends to take any of the actions set forth in the (i)-(iii) above. PFSweb has agreed to notify Parent promptly (and in any event within 24 hours) after it obtains knowledge of the receipt of any Takeover Proposal, or of any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal. Such notice is required to include the identity of the third party making and provide the material terms and conditions of, any such Takeover Proposal, indication or request, including any proposed financing. PFSweb has also agreed to keep Parent fully informed of the status, developments, discussions, negotiations and updates to material terms of any such Takeover Proposal, inquiry or proposal, and to provide Parent with prior notice of any meeting of the PFSweb Board at which the PFSweb Board is reasonably expected to consider any Takeover Proposal.
“Takeover Proposal” means an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any person or group, relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement), involving any:
•
direct or indirect acquisition of assets of PFSweb or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of PFSweb’s and its subsidiaries’ consolidated assets or to which twenty percent (20%) or more of PFSweb’s and its subsidiaries’ revenue or income on a consolidated basis are attributable;

•
direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of PFSweb or any of its subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated revenue, income, or assets of PFSweb and its subsidiaries, taken as a whole;

•	tender offer or exchange offer that if consummated would result in any person or group beneficially owning twenty percent (20%) or more of the voting power of PFSweb; or
•
merger, consolidation, other business combination, or similar transaction involving PFSweb or any of its subsidiaries, pursuant to which any person or group would own twenty percent (20%) or more of the consolidated revenues, net income, or assets of PFSweb and its subsidiaries, taken as a whole.

“Superior Proposal” means an unsolicited bona fide written Takeover Proposal (except that each reference in the definition of “Takeover Proposal” to “20 percent (20%) or more” will mean “fifty percent (50%) or more”) that the PFSweb Board determines in good faith (after consultation with outside legal counsel and PFSweb’s financial advisor) is more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such Takeover Proposal; (c) the anticipated timing, conditions and prospects for completion of such Takeover Proposal; (d) the other terms and conditions of such Takeover Proposal and the implications thereof on PFSweb; and (e) any revisions to the terms of the Merger Agreement proposed by Parent.
Nothing in the Merger Agreement prohibits the PFSweb Board from disclosing to PFSweb’s stockholders a position with respect to a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any disclosure to PFSweb’s stockholders with regard to a Takeover Proposal if the PFSweb Board determines in good faith judgment (after consultation with financial advisors and outside counsel) that such Takeover Proposal continues to constitute a Superior Proposal and that failure to do so would reasonably be expected to cause the PFSweb Board’s actions or inactions with respect thereto to be inconsistent with its fiduciary duties to PFSweb’s stockholders under applicable law. However, PFSweb will not be permitted to effect a Company Adverse Recommendation Change (as defined below) without complying with its obligations described in “— Changes of Recommendation” below.
Changes of Recommendation. As described above, and subject to the provisions described below, the PFSweb Board has determined to recommend that the stockholders of PFSweb accept the Offer and tender their Shares to Merger Sub in the Offer. The foregoing recommendation is referred to herein as the “PFSweb Board Recommendation.” The PFSweb Board also agreed to include the PFSweb Board Recommendation in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.
PFSweb has also agreed that neither the PFSweb Board nor any committee thereof will take any of the following actions (each, a “Company Adverse Recommendation Change”):
•
failing to make the PFSweb Board Recommendation, or withdrawing, amending, modifying, or qualifying, in a manner adverse to Parent or Merger Sub, or publicly proposing to withdraw, amend, modify, or qualify, in a manner adverse to Parent or Merger Sub, the PFSweb Board Recommendation;

•	failing to include the PFSweb Board Recommendation in the Schedule 14D-9;
•	adopting, approving, recommending or declaring advisable, or resolving, agreeing or publicly proposing to adopt, approve, recommend or declare advisable, any Takeover Proposal;
•	making any public statement inconsistent with the PFSweb Board Recommendation; or
•
in the case of a tender offer or exchange offer, failing to recommend rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer or any material amendment thereto.

However, at any time prior to the Offer Closing Date, the PFSweb Board may, subject to compliance with other provisions summarized under “—No Solicitation” above and in this “—Changes of Recommendation” section, effect a Company Adverse Recommendation Change or enter into any agreement relating to any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal (a “Company Acquisition Agreement”) if:
(i)
PFSweb promptly notifies Parent, in writing, at least two (2) business days (“Superior Proposal Notice Period”) before making a Company Adverse Recommendation Change or terminating the Merger Agreement pursuant to a Superior Proposal Termination (as defined below) and entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal;

(ii)	PFSweb specifies the identity of the party making the Superior Proposal and the material terms and conditions thereof in such notice;
(iii)
PFSweb and its representatives during the Superior Proposal Notice Period, negotiates with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (provided that in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price or financing, the Superior Proposal Notice Period will be extended to ensure that at least two (2) business days remain in the Superior Proposal Notice Period subsequent to the time PFSweb notifies Parent of any such material revision); and

(iv)
the PFSweb Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal (after taking into account any adjustments made by Parent during the Superior Proposal Notice Period in the terms and conditions of the Merger Agreement) and that the failure to take such action would reasonably be expected to cause the PFSweb Board’s actions or inactions with respect thereto to be inconsistent with its fiduciary duties to PFSweb’s stockholders under applicable law.

In addition, in response to an Intervening Event (as defined below) that occurs prior to the Offer Closing Date, the PFSweb Board may effect a Company Adverse Recommendation Change if: (i) prior to effecting the Company Adverse Recommendation Change, PFSweb promptly notifies Parent, in writing, at least two (2) business days (the “Intervening Event Notice Period”) before taking such action of its intent to consider such action; (ii) PFSweb negotiates, and causes its representatives to negotiate, during the Intervening Event Notice Period with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement or another proposal to the extent proposed by Parent so that the underlying facts giving rise to, and the reasons for taking such action, ceases to require a Company Adverse Recommendation Change, if Parent, in its discretion, proposes to make such adjustments; and (iii) the PFSweb Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that the failure to effect such Company Adverse Recommendation Change, after taking into account any adjustments made by Parent during the Intervening Event Notice Period, would reasonably be expected to cause the PFSweb Board’s actions or inactions with respect thereto to be inconsistent with its fiduciary duties to PFSweb’s stockholders under applicable law.
“Intervening Event” means, with respect to PFSweb any material event, circumstance, change, effect, development, or condition occurring or arising after the date of the Merger Agreement that was not known to, nor reasonably foreseeable by, any member of the PFSweb Board, as of or prior to the date of the Merger Agreement, does not relate to a Takeover Proposal, and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by PFSweb (or to be refrained from being taken by PFSweb) pursuant to, the Merger Agreement.
Termination. The Merger Agreement may be terminated as follows:
•	by mutual written consent of Parent, Merger Sub and PFSweb at any time prior to the Offer Closing Date;
•	by either PFSweb or Parent, at any time after the Outside Date and prior to the Offer Closing if the Offer Closing has not occurred on or before 11:59 p.m., New York City time, on the Outside Date

(provided that such party’s material breach of any representation, warranty, covenant or agreement in the Merger Agreement has not been the primary cause of, or primarily resulted in, the failure of the Offer Closing to have occurred on or before the Outside Date) (an “Outside Date Termination”);
•
by either PFSweb or Parent if any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the Offer Closing, the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and such law or order has become final and non-appealable (provided that such party’s material breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has not been the principal cause of the issuance, promulgation, enforcement, or entry of any such law or order);

•
by either PFSweb or Parent if the Offer expires as a result of the non-satisfaction of one or more Offer Conditions (to the extent not waived according to the terms of the Merger Agreement) or is terminated or withdrawn prior to the Offer Closing in accordance with the terms of the Merger Agreement, in each case without Merger Sub having accepted for payment any Shares pursuant to the Offer (provided that such right is not available to any party if such non-satisfaction or termination or withdrawal has been principally caused by the material failure of such party to perform any covenant required to be performed by such party at or prior to the Offer Closing) (an “Offer Termination”);

•
by Parent if, prior to the Offer Closing: (i) a Company Adverse Recommendation Change has occurred or PFSweb has approved or adopted, or recommended the approval or adoption of, any Company Acquisition Agreement (a “Change in Recommendation Termination”); or (ii) PFSweb has breached or failed to perform in any material respect any of its covenants and agreements summarized under “—No Solicitation” above;

•
by Parent, on at least thirty (30) days written notice, if, prior to the Offer Closing, PFSweb has breached or failed to perform any of its representations, warranties, covenants, or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of the Offer Conditions (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within twenty (20) business days after its receipt of written notice thereof from Parent) (provided that Parent will not have the right to terminate pursuant to the foregoing if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured) (a “PFSweb Breach Termination”);

•
by PFSweb if, prior to the Offer Closing, the PFSweb Board authorizes PFSweb, to the extent permitted by and subject to the provisions summarized under “—No Solicitation” above, to enter into a Company Acquisition Agreement in respect of a Superior Proposal (provided, that (A) as conditions to such termination: (i) PFSweb has complied in all material respects with the provisions summarized under “—No Solicitation” above, and (ii) PFSweb has paid the PFSweb Termination Fee in accordance with the terms, and at the times, specified in the Merger Agreement; and (B) that in the event of such termination, PFSweb substantially concurrently enters into such Company Acquisition Agreement) (a “Superior Proposal Termination”); or

•
by PFSweb, on at least thirty (30) days written notice, if, prior to the Offer Closing, Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants, or other agreements set forth in the Merger Agreement and in each case such breach or failure to perform: (i) is incapable of being cured by the Outside Date, or if curable, has not been cured within twenty (20) business days after its receipt of written notice thereof from PFSweb; and (ii) in any way would reasonably be expected to prevent, materially impede, or materially delay the consummation by Parent or Merger Sub of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement (provided that PFSweb does not have the right to terminate pursuant to the foregoing if PFSweb is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability or obligation on the part of any party (or any stockholder, director, officer, employee, agent, or representative of any party) to the other parties, except that (i) certain specified provisions of the

Merger Agreement will survive, including those described in “— PFSweb Termination Fee” below, and (ii) any such termination will not relieve any party of liability for fraud or any “willful breach” of any of such party’s representations, warranties, covenants or other agreements set forth in the Merger Agreement. “Willful breach” is defined in the Merger Agreement to mean a material breach of the Merger Agreement as a result of a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a breach of the Merger Agreement.
PFSweb Termination Fee. PFSweb has agreed to pay Parent a termination fee of $5,987,000 in cash (the “PFSweb Termination Fee”) if the Merger Agreement is terminated:
•	by Parent pursuant to a Change in Recommendation Termination;
•	by Parent if PFSweb breaches or fails to perform in any material respect any of its covenants and agreements summarized above under “—No Solicitation” and “—Changes of Recommendation”; or
•	by PFSweb pursuant to a Superior Proposal Termination.
Additionally, if (x) the Merger Agreement is terminated by (A) Parent or PFSweb pursuant to an Outside Date Termination, (B) Parent or PFSweb pursuant to an Offer Termination (provided that the Minimum Tender Condition is not satisfied at the time of such termination), or (C) Parent pursuant to a PFSweb Breach Termination, (y) any person has publicly disclosed or communicated to PFSweb or the PFSweb Board a Takeover Proposal after the date of the Merger Agreement and prior to such termination and (z) within 12 months of such termination PFSweb or any of its subsidiaries enter into a definitive agreement with respect to or consummated any Takeover Proposal (provided that, for purposes of the foregoing, reference in the definition of “Takeover Proposal” to “20 percent (20%) or more” will be deemed to mean “fifty percent (50%) or more”), PFSweb has agreed to pay Parent the PFSweb Termination Fee within two (2) business days after the earlier date of such Takeover Proposal being consummated and the date of entry of such definitive agreement.
In the event Parent receives the PFSweb Termination Fee, such fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its affiliates in connection with the Merger Agreement (and the termination thereof), the transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination, and PFSweb will have no further liability, whether pursuant to a claim in law or in equity, to Parent or any of its affiliates or any other person in connection with such termination and the Merger Agreement, and following the payment of the PFSweb Termination Fee to Parent in the circumstances under which it is payable neither Parent nor any of its affiliates will be entitled to bring or maintain any claim, action or proceeding against PFSweb or any of its affiliates, in each case arising out of or in connection with the Merger Agreement, any of the transactions contemplated thereby or any matters forming the basis for such termination, in each case other than in the case of fraud or “willful breach” described in “— Effect of Termination.” In no event will PFSweb be required to pay the PFSweb Termination Fee on more than one occasion.
Specific Performance. Parent, Merger Sub and PFSweb have agreed that irreparable damage would occur if any provision of the Merger Agreement were not performed in accordance with its terms, and that each party will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement in the Court of Chancery of the State of Delaware or any federal courts situated in Wilmington, Delaware, in addition to any other remedy to which they are entitled at law or in equity.
Expenses. All reasonable and documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses (provided that Parent will be responsible for all filing fees incurred in connection with the HSR Act or any other antitrust law in connection with the consummation of the transactions contemplated by the Merger Agreement).
Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”
Confidentiality Agreement
On August 13, 2021, PFSweb and Parent entered into a confidentiality agreement (as amended by that certain amendment dated April 28, 2023, the “Confidentiality Agreement”), pursuant to which Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about PFSweb in connection with the consideration of a possible negotiated transaction involving PFSweb. The Confidentiality Agreement also includes certain customary “standstill” provisions that terminate on December 31, 2023.
The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2)-(d)(3) of the Schedule TO of which this Offer to Purchase forms a part.
Exclusivity Agreement
Prior to signing the Merger Agreement, Parent and PFSweb entered into a letter agreement, dated August 30, 2023 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Parent and PFSweb until 11:59 p.m., Eastern time, on September 13, 2023.
The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (d)(3) of the Schedule TO of which this Offer to Purchase forms a part.
12.	Purpose of the Offer; Plans for PFSweb.
Purpose of the Offer. The purpose of the Offer is for Parent and Merger Sub to acquire control of, and the entire equity interest in, PFSweb. The Offer, as the first step in Parent’s and Merger Sub’s acquisition of PFSweb, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Parent intends to cause Merger Sub to effect the Merger as soon as practicable following consummation of the Offer, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.
If you sell your Shares in the Offer, you will cease to have any equity interest in PFSweb or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in PFSweb. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of PFSweb.
Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of PFSweb before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of PFSweb in accordance with Section 251(h) of the DGCL.
Plans for PFSweb. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of PFSweb and the PFSweb Board shortly thereafter. Parent and Merger Sub are conducting a detailed review of PFSweb and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Merger Sub will continue to evaluate the business and operations of PFSweb during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of PFSweb’s business, operations, capitalization and management with a view to optimizing development of PFSweb’s potential in conjunction with PFSweb’s and Parent’s existing businesses. We expect that all aspects of PFSweb’s business will be fully integrated into Parent. However, plans may change based on further analysis including changes in PFSweb’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.
Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for PFSweb,” and Section 13 — “Certain Effects of the Offer,” Parent and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving PFSweb (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of PFSweb, (iii) any material change in PFSweb’s capitalization or dividend policy, (iv) any other material change in PFSweb’s corporate structure or business, (v) changes to the management of PFSweb, (vi) a class of securities of PFSweb being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of PFSweb being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
To the best knowledge of Merger Sub and Parent, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of PFSweb, on the one hand, and Parent, Merger Sub or PFSweb, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of PFSweb entering into any such agreement, arrangement or understanding.
It is possible that certain members of PFSweb’s current management team will enter into new employment arrangements with Parent or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.
Pursuant to the Merger Agreement, the directors and officers of the Surviving Corporation from and after the Effective Time will be the directors and officers of Merger Sub immediately prior to the Effective Time, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
The certificate of incorporation of the Surviving Corporation at and immediately after the Effective Time will be amended and restated so as to read in its entirety as set forth on Exhibit A to the Merger Agreement. The bylaws of the Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that references to Merger Sub’s name will be replaced with “PFSweb, Inc.”
13.	Certain Effects of the Offer.
Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent intends to cause Merger Sub to effect the Merger as soon as practicable following consummation of the Offer.
Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent or another wholly owned subsidiary of Parent. Immediately following the consummation of the Merger, we intend to and will cause PFSweb to delist the Shares from Nasdaq.
Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of PFSweb to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by PFSweb to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to PFSweb, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of PFSweb and persons holding “restricted securities” of PFSweb to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend to and will cause PFSweb to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions.
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except as otherwise set forth in the Merger Agreement, without the prior written consent of Parent, PFSweb will not declare, set aside, or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of any PFSweb securities (including the Shares).
15.	Conditions of the Offer.
Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Merger Sub is not required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) purchase any Shares validly tendered (and not validly withdrawn as of immediately prior to the expiration of the Offer) pursuant to the Offer (and not theretofore accepted for payment) if, at any time at or prior to the expiration of the Offer, any of the following conditions have not been satisfied or waived (to the extent permitted by law) in accordance with the terms of the Merger Agreement:
(a)
immediately prior to any then scheduled expiration of the Offer, there being validly tendered in the Offer and not validly withdrawn (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that number of Shares which, together with all of the shares (if any) beneficially owned by Parent and Merger Sub, represents one more Share than 50% of the Shares then outstanding (the “Minimum Tender Condition”);

(b)
no governmental entity having jurisdiction over any party to the Merger Agreement has enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement;

(c)
immediately prior to any then scheduled expiration of the Offer, the waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger, and the other transactions contemplated under the Merger Agreement under the HSR Act has expired or been terminated;

(d)	with respect to the representations and warranties of PFSweb (the “Representations Condition”):
(i)
the representations and warranties of PFSweb set forth in Sections 4.01(a) (Organization), 4.01(c) (Subsidiaries), 4.02(c) (Subsidiary Securities), 4.03(a) (Authority), 4.03(d) (Board Approval), 4.10 (Brokers) and 4.19 (Fairness Opinion) of the Merger Agreement are true and correct in all material respects as of the date of the Merger Agreement and as of the expiration of the Offer as though made on and as of the expiration of the Offer (except those representations and warranties that address matters only as of a particular date, which must be true and correct in all material respects as of that date);

(ii)
the representations and warranties of PFSweb set forth in Section 4.02(a) (Capital Stock) and Section 4.02(b) (Stock Awards) of the Merger Agreement are true and correct in all respects except for any de minimis inaccuracies as of the date of the Merger Agreement and as of the expiration of the Offer as though made on and as of the expiration of the Offer (except those representations and warranties that address matters only as of a particular date, which must be true and correct in all respects except for any de minimis inaccuracies as of that date);

(iii)
the representations and warranties set forth in Section 4.05(a) (Absence of Company Material Adverse Effect) and Section 4.20 (Antitakeover Statutes) of the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the expiration of the Offer as though made on and as of the expiration of the Offer; and

(iv)
all other representations and warranties of PFSweb in the Merger Agreement are true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially,” provided, however, that references to “material” in Section 4.04(b)(iii) of the Merger Agreement and “Material” in “Company Material Contract” will not be disregarded) as of the date of the

Merger Agreement and as of the expiration of the Offer as though made on and as of the expiration of the Offer (except those representations and warranties that address matters only as of a particular date, which will be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially,” provided, however, that references to “material” in Section 4.04(b)(iii) and “Material” in “Company Material Contract” will not be disregarded) as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(e)
PFSweb has in all material respects performed and complied with all of its covenants, agreements, and other obligations pursuant to the Merger Agreement to be performed or complied with on or prior to the Offer Closing (the “Covenants Condition”);

(f)
since the date of the Merger Agreement, there has not been any Company Material Adverse Effect that is continuing as of any expiration of the Offer (the “No Company Material Adverse Effect Condition”);

(g)
Parent and Merger Sub have received from an executive officer of PFSweb a certificate, dated the date of the expiration of the Offer, certifying to the effect that the Representations Condition, the Covenants Condition and the No Company Material Adverse Effect Condition have been satisfied; and

(h)	the Merger Agreement has not been validly terminated in accordance with its terms.
16.	Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 16, based on our examination of publicly available information filed by PFSweb with the SEC and other information concerning PFSweb, we are not aware of any governmental license or regulatory permit that appears to be material to PFSweb’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to PFSweb’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”
Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.
Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Merger Sub, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice. Under the Merger Agreement, each of Parent and PFSweb is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on or before September 23, 2023. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until ten (10) calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although PFSweb is required to file a

Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither PFSweb’s failure to file such Premerger Notification and Report Form nor a Second Request issued to PFSweb from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Merger Sub owns more than fifty percent (50%) of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.
The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Merger Sub’s proposed acquisition of PFSweb. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Merger Sub, PFSweb, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”
State Takeover Laws. PFSweb is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The PFSweb Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.
PFSweb, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”
Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of PFSweb (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.
Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the stockholders of PFSweb. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and PFSweb will effect the Merger as soon as practicable without a meeting of stockholders of PFSweb in accordance with Section 251(h) of the DGCL.
17.	Appraisal Rights.
No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at five percent (5%) over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.
In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.
As will be described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to PFSweb a written demand for appraisal of Shares held, which demand must reasonably inform PFSweb of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender their Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.
The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.
Parent has retained D.F. King & Co., Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the depositary and paying agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
19.	Miscellaneous.
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.
Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. PFSweb has advised Merger Sub that it will file with the SEC on the date which Parent and Merger Sub file the Offer documents its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the PFSweb Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning PFS” above.
Peregrine MergerSub I, Inc.

September 21, 2023

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB
Parent
The following table sets forth information about Parent’s directors and executive officers. The current business address of each person is c/o GXO Logistics, Inc., Two American Lane, Greenwich, CT 06831, and the business telephone number is (203) 489-1287.
Name	Age	Citizenship	Position
Malcolm Wilson	64	U.K.	Chief Executive Officer and Director
Baris Oran	50	U.S.	Chief Financial Officer
Karlis Kirsis	44	U.S.	Chief Legal Officer
Maryclaire Hammond	58	U.S.	Chief Human Resources Officer
Elizabeth Fogarty	53	U.S.	Chief Communications Officer
Brad Jacobs	67	U.S.	Director
Marlene Colucci	61	U.S.	Director
Oren Shaffer	81	U.S.	Director
Gena Ashe	61	U.S.	Director
Clare Chatfield	65	U.K.	Director
Joli Gross	53	U.S.	Director
Jason Papastavrou	60	U.S.	Director
Executive Officers of Parent
Malcolm Wilson has served Chief Executive Officer and a member of the Board of Directors of Parent since August 2, 2021. Prior to the formation of Parent, Mr. Wilson served as chief executive officer of XPO Logistics Europe. Mr. Wilson has three decades of executive experience managing multinational supply chain operations in North America, Europe and Asia. He joined XPO, Inc. (“XPO”) in 2015 through the company’s acquisition of industry leader Norbert Dentressangle, where he led the logistics division and served on the executive board. Mr. Wilson grew the logistics division to global scale as Norbert Dentressangle’s largest revenue-producing unit.
Baris Oran has served as Chief Financial Officer of Parent since August 2, 2021, having previously served as chief financial officer of the Sabanci Group, one of Turkey’s largest publicly traded companies. Mr. Oran served as chief financial officer of Sabanci from 2016 to 2021, prior to which he held other senior finance roles at the company. Mr. Oran was previously employed by Kordsa Global, Ernst and Young, Sara Lee Corp, and Price Waterhouse Coopers. Mr. Oran also has significant board experience, including serving as executive chairman of Teknosa since 2019.
Karlis Kirsis has served as Chief Legal Officer of Parent since August 2, 2021, having previously served as senior vice president, European Chief Legal Officer, Corporate Secretary for XPO, a role he held since February 2020. Mr. Kirsis previously served in various roles at XPO, including senior vice president, Corporate Counsel, from July 2017 to February 2020, and vice president, Corporate and Securities Counsel, from September 2016 to July 2017. Prior to his time with XPO, Mr. Kirsis was a corporate associate with Skadden, Arps, Slate, Meagher & Flom LLP from 2007 to 2016.
Maryclaire Hammond has served as Chief Human Resources Officer of Parent since August 2, 2021, having previously served as senior vice president, human resources – Americas and Asia Pacific for XPO’s North American logistics business since September 2019. Prior to her time with XPO, Ms. Hammond was employed by Marathon Petroleum Company (formerly Andeavor) as a senior human resources director from August 2017 – September 2019, and before that as human resources director for BP North America. Additionally, she served as a Global Vice President of Human Resources with Honeywell in Rolle, Switzerland.
Elizabeth Fogarty has served as Parent’s Chief Communications Officer since September 2021. Prior to her time with Parent, Ms. Fogarty was employed by Citi as the Managing Director and Head of Global Consumer Banking Public Affairs from October 2013 to September 2021, and before that as the Director of Corporate Communications and Vice President of Global Public Affairs.

Directors of Parent
Brad Jacobs has served as non-executive chairman of Parent’s Board of Directors since August 2, 2021. Mr. Jacobs has been the executive chairman of the board of directors at XPO since November 1, 2022 and was previously chairman and chief executive officer from September 2011 to November 2022. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company’s first six (6) years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Mr. Jacobs has served as the non-executive chairman of the board of directors of RXO, Inc. since November 1, 2022.
Marlene Colucci has served as vice chair of Parent’s Board of Directors since August 2, 2021. Ms. Colucci also served as a director of XPO from February 7, 2019 to August 2, 2021, when she resigned to join Parent’s Board. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Ms. Colucci also serves on the Board of Directors for the National Endowment for Democracy. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor’s Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She holds a juris doctorate degree from the Georgetown University Law Center.
Oren Shaffer has served as lead independent director of Parent’s Board of Directors since August 2, 2021. Mr. Shaffer also served as a director of XPO from September 2, 2011 to August 2, 2021, when he resigned to join Parent’s Board. From 2002 to 2007, Mr. Shaffer was vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc., executive vice president and chief financial officer of Ameritech Corporation and held senior executive positions with The Goodyear Tire & Rubber Company, where he also served on the board of directors. Additionally, Mr. Shaffer served as a director on the board of Terex Corporation from 2007 until May 2019. He holds a master’s degree in management from the Sloan School of Management, Massachusetts Institute of Technology, and a degree in finance and business administration from the University of California, Berkeley.
Gena Ashe has served as a director of Parent since August 2, 2021. Ms. Ashe also served as a director of XPO from March 21, 2016, to August 2, 2021, when she resigned to join Parent’s Board. She has served as the chief legal officer and corporate secretary of Anterix Inc. since July 2019 and as the president and chief executive officer of GLA Legal Advisory Group, LLC since February 2018. She was senior vice president, chief legal officer and corporate secretary of Adtalem Global Education Inc. from May 2017 to February 2018 and executive vice president, chief legal officer and corporate secretary of KKR portfolio company and BrightView Landscapes, LLC from December 2012 to June 2016. Ms. Ashe served as vice-chairman of the Supervisory Board of XPO Logistics Europe S.A. from February 2017 to June 2021. In addition, she has served as a director of Skyward Specialty Insurance Group, Inc. since August 2023, a director of the Cold Bore Capital Management portfolio company, American Landscape Partners, LLC since February 2021, a director of the Executive Leadership Council since January 2021 and a board trustee of Spelman College since 2014. Ms. Ashe holds a juris doctorate degree from Georgetown University Law Center, where she serves on the Georgetown Law Advisory Board, a master’s degree in electrical engineering from Georgia Institute of Technology and a bachelor’s degree in mathematics, with a physics minor, from Spelman College. She has completed the executive development program at the Wharton School of the University of Pennsylvania and holds a certificate in international management from Oxford University in England.
Clare Chatfield has served as a director of Parent since July 22, 2021. Ms. Chatfield is a senior partner at L.E.K. Consulting and head of L.E.K.’s Energy & Environment Practice. Ms. Chatfield has worked at L.E.K. since 1990 and has led its Energy and Environment Practice since 2000. From 2016 until June 2021, Ms. Chatfield served as a director of XPO Logistics Europe S.A. and as the President of its Audit committee. Ms. Chatfield was a director of Daher Group and a member of Daher Group’s Audit committee from 2016-2022 and was also a director of Groupe Antalys and member of the Remuneration and Management Committee. Since

2016, Ms. Chatfield is a director of the Savencia Group and the President of its Management and Remuneration Committee. Since December 2022, Ms. Chatfield is Chairperson of Chantiers de l’Atlantique, President of its Strategy Committee and a member of the Remuneration and ESG Committee. Ms. Chatfield holds an MBA from INSEAD and an undergraduate degree from the University of Cambridge in England.
Joli Gross has served as a director of the company since August 2, 2021. Ms. Gross also serves as senior vice president, general counsel and corporate secretary of United Rentals, Inc., a role she has held since May 2017. In her current role, Ms. Gross leads the United Rentals governance and environmental functions and is the executive sponsor of Planet United, its employee resource group focused on sustainability. From 2002 through 2017, Ms. Gross held various other positions in United Rentals’ legal department. Prior to joining United Rentals, she was an associate with the law firm of Day, Berry & Howard LLP, specializing in commercial real estate and contracts, and with Edwards & Angell LLP, specializing in civil litigation and arbitration. She holds a juris doctorate from New England School of Law, a bachelor’s degree from Boston University and a certificate in business excellence from the Columbia University Business School. Ms. Gross currently serves on the board of Family Centers.
Jason Papastavrou has served as a director of Parent since August 2, 2021. Dr. Papastavrou also served as a director of XPO from September 2, 2011 to August 2, 2021, when he resigned to join Parent’s Board, and as lead independent director of Chicago Atlantic Real Estate Finance, Inc since December 2021. He founded ARIS Capital Management, LLC in 2004 and serves as its chief investment officer. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management, president of BACAP Alternative Advisors and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou served on the board of directors of United Rentals, Inc. from April 2005 to May 2020.
Biographical information for Malcolm Wilson is included above under “Parent – Executive Officers of Parent.”
Merger Sub
The following table sets forth information about Merger Sub’s directors and executive officers. The current business address of each person is c/o GXO Logistics, Inc., Two American Lane, Greenwich, CT 06831, and the business telephone number is (203) 489-1287.
Name	Age	Citizenship	Position
Zeeshan Naqvi	47	U.S.	President & Treasurer; Director
Karlis Kirsis	44	U.S.	Vice President & Secretary; Director
Zeeshan Naqvi has served as Senior Vice President, Treasurer of Parent since September 2021. Prior to Mr. Naqvi’s time with Parent, he served as Vice President, Treasurer at Diebold Nixdorf, Inc. from July 2019 to August 2021 and as Managing Director – Treasury at Moody’s Corporation from August 2015 to July 2019.
Biographical information for Karlis Kirsis is included above under “Parent – Executive Officers of Parent.”

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:
COMPUTERSHARE TRUST COMPANY, N.A.
If delivering by mail:	If delivering by overnight delivery:

Computershare Trust Company, N.A. C/O Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. C/O Voluntary Corporate Actions Suite V 150 Royall Street Canton, MA 02021
Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 820-2415
Email: pfsw@dfking.com